PROXY

Type of Meeting:	Annual and Special General Meeting	Name of Company:	Apiva Ventures Limited (the "Company")
Meeting Date:	June 30, 2008	Meeting Time:	10:00 a.m. (Vancouver time)
Meeting Location:	Suite 1040 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, Brian Jenkins, President of the Company, or failing this person, Stewart Lockwood, Corporate Solicitor for the Company, (the “Management Appointees”), or in the place of the Management Appointees, ____________________ _______________________ (please print name) as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.
Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

			For	Against	Withhold
	1.	Appointment of auditor		N/A
	2.	Remuneration to be paid to the auditor			N/A
	3.	To approve removal of Pre-Existing Company Provisions			N/A
	4.	To approve replacement of Company’s Articles			N/A
	5.	To approve alteration and amendment of issued and authorized share capital of the Company			N/A
The undersigned hereby revokes any proxy previously given to attend and vote at the meeting.
	6.	To approve the 1,000 to 1 reverse share split			N/A

	7.	To approve share issuance to Brian Jenkins			N/A
	8.	Determine the number of directors			N/A
	9.	For election of director Brian Jenkins		N/A
	10.	To approve such further business that is properly presented at the Meeting			N/A

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the _____ day of ______________, 2008

Signature of member: ____________________________________

Name of member: ___________________________________________
(please print clearly)

(Continued on reverse)

NOTES:

1.

A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation. If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument. If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or National Stock Transfer, Inc.

2.

A proxy to be effective must be deposited at the office of National Stock Transfer, Inc., Proxy Department, 1512 S. 1100 E., Suite B, Salt Lake City, Utah 84105-2425, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

3.	If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

(a)

sign, date and return the proxy form. Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote; or

(b)

appoint a person (who need not be a member of the Company) other than the Management Appointees by crossing off the names of the Management Appointees, inserting the appointed proxyholder’s name in the space provided, then signing, dating and returning the proxy form. Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member’s appointed proxyholder.

4.	If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

(a) if the member is registered on the register of Members, record his attendance with the Company’s scrutineers at the Meeting; or
(b)

if the member’s securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member’s own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1.

The shares represented by this proxy may be voted “for” or “against” all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2.

By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for Madsen & Associates, CPA’s Inc. as auditor. By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of Madsen & Associates, CPA’s Inc. as auditor, as the case may be. Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.